                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*



                             Prime Bancshares, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock $0.25 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   74157 H 108
                -------------------------------------------------
                                 (CUSIP Number)




         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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---------------------                                       --------------------
CUSIP NO. 74157 H 108                 13G                     Page 2 of 7 Pages
---------------------                                       --------------------

    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   FREDRIC M. SAUNDERS

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (A) [ ]
                   NONE
                                                                (B) [ ]

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

                   UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                 5       SOLE VOTING POWER

                                  14,420
                 ---------------------------------------------------------------
                 6       SHARED VOTING POWER
  NUMBER OF
    SHARES                        3,160,000
 BENEFICIALLY    ---------------------------------------------------------------
   OWNED BY      7       SOLE DISPOSITIVE POWER
     EACH
  REPORTING                       14,420
    PERSON       ---------------------------------------------------------------
     WITH        8       SHARED DISPOSITIVE POWER

                                  3,160,000
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     3,180,720
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                [ ]

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                     30.9%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

                   IN
--------------------------------------------------------------------------------

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---------------------                                       --------------------
CUSIP NO. 74157 H 108                 13G                     Page 3 of 7 Pages
---------------------                                       --------------------

    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                MISSION-HEIGHTS MANAGEMENT COMPANY, LTD.

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (A) [ ]
                   NONE
                                                                (B) [ ]

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

               TEXAS

--------------------------------------------------------------------------------
                 5       SOLE VOTING POWER

                                 0
                 ---------------------------------------------------------------
                 6       SHARED VOTING POWER
  NUMBER OF
    SHARES                    3,160,000
 BENEFICIALLY    ---------------------------------------------------------------
   OWNED BY      7       SOLE DISPOSITIVE POWER
     EACH
  REPORTING                       0
    PERSON       ---------------------------------------------------------------
     WITH        8       SHARED DISPOSITIVE POWER

                              3,160,000
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              3,160,000
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                [ ]

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                     30.7%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

                   PN
--------------------------------------------------------------------------------

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                                    ITEM 1(a)

Name of issuer: The name of the issuer is Prime Bancshares, Inc. ("Bancshares").

                                    ITEM 1(b)

Address of issuer's principal executive offices: The principal executive office of Bancshares is 12200 Northwest Freeway, Houston, Texas 77092.

                                    ITEM 2(a)

Name of person filing: The reporting persons are Fredric M. Saunders and Mission-Heights Management Company, Ltd.

                                    ITEM 2(b)

Address or principal business office or, if none, residence: The address of Fredric M. Saunders and Mission-Heights Management Company, Ltd. is 12200 Northwest Freeway, Houston, Texas 77092.

                                    ITEM 2(c)

Citizenship: Fredric M. Saunders is a citizen of the United States of America and Mission-Heights Management Company, Ltd. is organized in the State of Texas.

                                    ITEM 2(d)

Title of class of securities: The class of securities of Bancshares owned beneficially by Fredric M. Saunders and Mission-Heights Management Company, Ltd. is common stock, $0.25 par value (the "Common Stock").

                                    ITEM 2(e)

CUSIP Number: 74157 H 108

                                     ITEM 3

Not applicable

                                     ITEM 4

Ownership:

(a) The amount of securities beneficially owned by Fredric M. Saunders is 3,180,720 shares of Common Stock, which includes 14,420 shares held of record by a foundation, of which Mr.

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         Saunders has voting and investment control, 6,300 shares held of record by two trusts, of which the wife of Mr. Saunders is the trustee and 3,160,000 shares held of record by Mission-Heights Management Company, Ltd., of which Mr. Saunders is the managing general partner. The amount of securities beneficially owned by Mission-Heights Management Company, Ltd. is 3,160,000 shares of Common Stock.

(b)      The percent of the class of Common Stock beneficially owned by Fredric
         M. Saunders is 30.9%. The percent of the class of Common Stock beneficially owned by Mission-Heights Management Company, Ltd. is 30.7%.

(c) Fredric M. Saunders and Mission-Heights Management Company, Ltd. each has the shared power to vote or to direct the vote of 3,160,000 shares of the Common Stock and the shared power to dispose or to direct the disposition of 3,160,000 shares of the Common Stock.

         Fredric M. Saunders has the sole power to vote or direct the vote of 14,420 shares of the Common Stock and the sole power to dispose or to direct the disposition of 14,420 shares of the Common Stock.

                                     ITEM 5

Ownership of 5 Percent or Less of a Class:  Not applicable

                                     ITEM 6

Ownership of More than 5 Percent on Behalf of Another Person:  Not applicable

                                     ITEM 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable

                                     ITEM 8

Identification and Classification of Members of the Group:  Not applicable

                                     ITEM 9

Notice of Dissolution of Group:  Not applicable

                                     ITEM 10

Certification:  Not applicable


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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   February 5, 1999
                                   --------------------------------------------
                                   (Date)

                                   /s/ F.M. Saunders
                                   --------------------------------------------
                                   (Signature)


                                   Fredric M. Saunders
                                   --------------------------------------------
                                   (Name/Title)


                                   MISSION HEIGHTS MANAGEMENT
                                   COMPANY, LTD.



                                   By: /s/ F.M. Saunders
                                      -----------------------------------------
                                           Fredric M. Saunders


                                   Its: Managing Partner
                                       ----------------------------------------






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                                    EXHIBIT 1

                                    AGREEMENT


         The undersigned reporting person hereby agrees that the statements filed pursuant to this Schedule 13G dated February 5, 1999, to which this Agreement is filed as an exhibit, is filed on behalf of him.


                                   /s/ F.M. Saunders
                                   --------------------------------------------
                                   Fredric M. Saunders


                                   MISSION HEIGHTS MANAGEMENT
                                   COMPANY, LTD.


                                   By: /s/ F.M. Saunders
                                      -----------------------------------------
                                           Fredric M. Saunders


                                   Its: Managing Partner
                                       ----------------------------------------




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